SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEI CORPORATION

NUVEI CORPORATION

(Name of the Issuer)

Nuvei Corporation

Neon Maple Purchaser Inc.

Neon Maple Holdings Inc.

Neon Maple Midco Inc.

Neon Maple Parent Inc.

Advent International, L.P.

Advent International GPE X Limited Partnership

AI Maple Aggregator, L.P.

AI Maple Holdings, L.P.

AI Maple Holdings GP Limited

Novacap Management Inc.

Caisse de dépôt et placement du Québec

Philip Fayer

Whiskey Papa Fox Inc.

(Name of Person(s) Filing Statement)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

67079A102

(CUSIP Number of Class of Securities)

Lindsay Matthews Nuvei Corporation 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4 (514) 313-1190

Neon Maple Purchaser Inc.

Neon Maple Holdings Inc.

Neon Maple Midco Inc.

Neon Maple Parent Inc.

Advent International, L.P.

Advent International GPE X Limited Partnership

AI Maple Aggregator, L.P.

AI Maple Holdings, L.P.

AI Maple Holdings GP Limited

Prudential Tower, 800 Boylston Street

Boston, MA 02199-8069

Attention: Amanda McGrady Morrison

(617) 951-9400

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Willard S. Boothby, P.C. Frances D. Dales Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION REQUIRED BY SCHEDULE 13E-3

INTRODUCTION

This Amendment No. 1 to Schedule 13E-3 (together with the exhibits attached hereto (the “Amended Transaction Statement”)), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2024 (the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Nuvei Corporation, a corporation existing under the federal laws of Canada (“Nuvei”) and the issuer of the subordinate voting shares (the “Subordinate Voting Shares”) that is the subject of the Rule 13e-3 transaction, (ii) Neon Maple Purchaser Inc. (“Purchaser”), a corporation existing under the federal laws of Canada, (iii) Neon Maple Holdings Inc., an Ontario corporation and the parent company of the Purchaser (“Holdings”), (iv) Neon Maple Midco Inc., an Ontario corporation and the parent company of Holdings (“Midco”), (v) Neon Maple Parent Inc., an Ontario corporation and the parent company of Midco (“Canada Parent”), (vi) AI Maple Holdings, L.P., a Cayman Islands exempted limited partnership and the sole stockholder of Canada Parent (“AI Maple Holdings”), (vii) AI Maple Aggregator, L.P., a Cayman Islands exempted limited partnership and the sole limited partner of AI Maple Holdings (“AI Maple Aggregator”), (viii) AI Maple Holdings GP Limited, a Cayman Islands exempted company and the general partner of each of AI Maple Holdings and AI Maple Aggregator (“AI Maple GP”), (ix) Advent International GPE X Limited Partnership, a Cayman Islands exempted partnership and the sole member of AI Maple GP (“AI GPE X”), (x) Advent International, L.P., a Delaware limited partnership and the investment adviser to AI GPE X (“Advent”), (xi) Caisse de dépôt et placement du Québec (“CDPQ”), a legal person governed by an Act respecting the Caisse de dépôt et placement du Québec, (xii) Novacap Management Inc. (“Novacap”), a company incorporated under the laws of Canada and the general partner of certain investment funds and vehicles holding Multiple Voting Shares (as defined below), (xiii) Philip Fayer, and (xiv) Whiskey Papa Fox Inc., a corporation existing under the federal laws of Canada (together with CDPQ, Novacap and Mr. Fayer, each a “Rollover Shareholder” and, collectively, the “Rollover Shareholders”).

This Amended Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act, contemplated by an arrangement agreement between Purchaser and Nuvei, dated as of April 1, 2024 (the “Arrangement Agreement”), pursuant to which Purchaser will acquire all of the outstanding subordinate voting shares of Nuvei (“Subordinate Voting Shares”) and multiple voting shares of Nuvei (“Multiple Voting Shares”) that are not Rollover Shares (as defined in the Arrangement Agreement) for a price of US$34.00 per share, in cash. A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of Nuvei’s shareholders has been called for June 18, 2024 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular has been provided to Nuvei’s shareholders pursuant to applicable Canadian law.

Capitalized terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

Except as otherwise set forth herein, the information set forth in the Initial Schedule 13E-3 remains unchanged and is incorporated by reference into this Amended Transaction Statement. All information set forth in this Amended Transaction Statement should be read together with the information contained in or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person is responsible for the accuracy or completeness of the information supplied by any other Filing Person.

ITEM 1. SUMMARY TERM SHEET.

1.	The following paragraph under Item 1 is hereby deleted:

“The Purchaser Filing Parties believe the Arrangement is preferable to other transaction structures because the Arrangement (i) is the most direct and effective way to enable the Purchaser to acquire ownership and control of all of the Subordinate Voting Shares and the Multiple Voting Shares at the same time, (ii) represents an opportunity for the Shareholders (other than the Rollover Shareholders) to immediately realize the value of their investment in the Company, with price certainty at a significant and attractive premium on the Subordinate Voting Shares of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date, and (iii) also allows Philip Fayer (directly and indirectly through WPF) to maintain a significant portion, and allows Novacap and CDPQ to maintain a portion, of their respective equity investment in the Company to preserve and expand upon the long-term strategy, vision and core values of Nuvei. In the course of considering the going-private transaction, the Purchaser Filing Parties did not actively consider alternative transaction structures because the Purchaser Filing Parties believed no other alternatives would enable them to achieve the same objectives.”

2.	The following paragraph under Item 1 is hereby added:

“The Purchaser Filing Parties believe the Arrangement is preferable to other transaction structures because the Arrangement (i) is the most direct and effective way to enable the Purchaser to acquire ownership and control of all of the Subordinate Voting Shares and the Multiple Voting Shares at the same time, (ii) represents an opportunity for the Shareholders (other than the Rollover Shareholders) to immediately realize the value of their investment in the Company, with price certainty at a significant and attractive premium on the Subordinate Voting Shares of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date, and (iii) also allows Philip Fayer (directly and indirectly through WPF) to maintain a significant portion, and allows Novacap and CDPQ to maintain a portion, of their respective equity investment in the Company to preserve and expand upon the long-term strategy, vision and core values of Nuvei. In the course of considering the going-private transaction, the Purchaser Filing Parties did not consider alternative transaction structures because the Purchaser Filing Parties believed no other alternatives would enable them to achieve the same objectives.”

ITEM 2. SUBJECT COMPANY INFORMATION.

(c) Item 2(c) is hereby amended and supplemented as follows:

There is no established trading market for the Multiple Voting Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The disclosure listing the directors and executive officers of the Company and each Purchaser Filing Party under Item 3(a) and pursuant to Item 1003(c) of Regulation M-A is hereby amended and restated as follows:

“APPENDIX H

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND

EACH PURCHASER FILING PARTY

1. Directors and Executive Officers of the Purchaser Entities1

Each of the Purchaser Entities was formed in connection with the Arrangement. Set forth below is the name, position, principal occupation(s) held in the past five years, business address and citizenship of the executive officers and directors of (i) the Purchaser and (ii) each of the other Purchaser Entities: Canada Parent, Neon Maple Midco Inc. and Neon Maple Holdings Inc. The business telephone number of each director and executive officer of the Purchaser Entities is (+1) 617-951-9400, except as noted below.

During the last five years, none of the Purchaser Entities nor any of the directors or executive officers of any Purchaser Entity have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Executive Officers and Directors of Purchaser

Benjamin Scotto USA	Purchaser	c/o Advent International, L.P., Prudential Tower	Director and President	March 2024	Present

[1]	Advent positions prior to June 30, 2023 are reflective of positions held at Advent International Corporation.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA		800 Boylston Street Boston, MA 02199-8069 USA
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President, Deputy Chief Financial Officer, Assistant Treasurer	June 2023	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Finance	June 2020	June 2023
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Finance – Financial Planning & Analysis and General Partner Group	July 2010	June 2020
Donald Whitt USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Purchaser	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Secretary and Treasurer	March 2024	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Global Tax	April 2019	Present
Neil Crawford USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Purchaser	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Director	March 2024	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Finance – Fund Administration	June 2023	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Director Fund Administration	January 2020	June 2023
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Controller	November 2015	December 2019
Kevin West[2] Canada	Purchaser	c/o Advent International, L.P., Prudential Tower	Director	March 2024	Present

[2]	The business telephone number of Kevin West is 416-304-4269.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
c/o SkyLaw 3 Bridgman Avenue, Suite 204 on Floor 2.5 Toronto, ON M5R 3V4 Canada		800 Boylston Street Boston, MA 02199-8069 USA
	SkyLaw Professional Corporation	c/o SkyLaw 3 Bridgman Avenue, Suite 204 on Floor 2.5 Toronto, ON M5R 3V4 Canada	President	October 2010	Present

Executive Officers and Directors of Other Purchaser Entities
Benjamin Scotto USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Other Purchaser Entities	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Director	March 2024	Present
	Other Purchaser Entities	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	President	March 2024	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President, Deputy Chief Financial Officer, Assistant Treasurer	June 2023	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Finance	June 2020	June 2023
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Finance – Financial Planning & Analysis and General Partner Group	July 2010	June 2020
Donald Whitt USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Other Purchaser Entities	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Secretary and Treasurer	March 2024	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President of Global Tax	April 2019	Present

2. Directors and Executive Officers of the Advent Entities

Along with the Purchaser Entities, each of AI Maple Holdings, L.P. and its sole limited partner, AI Maple Aggregator, L.P. (together, the “Advent Holding Partnerships”) was formed in connection with the Arrangement. The Advent Holding Partnerships are controlled by their general partner, AI Maple Holdings GP Limited. Advent International GPE X Limited Partnership, which is controlled by Advent, is the sole limited partner of AI Maple Aggregator, L.P. and the sole shareholder of AI Maple Holdings GP Limited. Advent is controlled by its general partner, Advent International GP, LLC (the “Advent Control Entity”).

Advent is one of the largest and most experienced global private equity investors. The firm has invested in over 415 private equity investments across more than 40 countries and regions, and as of September 30, 2023, had $91 billion in assets under management.

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of (i) AI Maple Holdings GP Limited, (ii) Advent and (iii) the Advent Control Entity. The business telephone number of each director and executive officer of AI Maple Holdings GP Limited, Advent and the Advent Control Entity is (+1) 617-951-9400, except as noted below.

During the last five years, none of AI Maple Holdings GP Limited, Advent or the Advent Control Entity, nor any of the directors or executive officers of AI Maple Holdings GP Limited, Advent or the Advent Control Entity have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Executive Officers and Directors of AI Maple Holdings GP Limited
Chris Egan USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	AI Maple Holdings GP Limited	c/o Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	Director	April 2024	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Senior Vice President & Managing Partner	June 2019	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President, Managing Director	July 2010	June 2019
Jeff Paduch USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	AI Maple Holdings GP Limited	c/o Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	Director	April 2024	Present
	Advent International	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Managing Partner	January 2020	Present
	Advent International	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Managing Director	January 2014	December 2019

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Bo Huang USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	AI Maple Holdings GP Limited	c/o Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands	Director	April 2024	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President & Managing Director	May 2022	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Principal	January 2018	May 2022

Executive Officers and Directors of Advent
Heather R. Zuzenak USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent and Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Chief Compliance Officer	July 2013	Present

Executive Officers and Directors of Advent International GP, LLC
James G.A. Brocklebank[3] England c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Director	June 2023	Present
	Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Senior Vice President & Managing Partner	June 2015	Present
	Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Executive Officers Committee Member	January 2015	Present

David M. Mussafer USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Director	February 2006	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Chairman & Managing Partner	June 2016	Present

[3]	The business telephone number of James G.A. Brocklebank is +44 (0)20 7333 0800.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Executive Officers Committee Member	July 2002	Present
John L. Maldonado USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Director	December 2020	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Executive Officers Committee Member	March 2020	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Senior Vice President & Managing Partner	June 2017	Present
Susan Gentile USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Senior Vice President & Managing Director, Chief Financial Officer, Treasurer	October 2022	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Managing Director, Chief Financial Officer	August 2022	Present
	H.I.G. Capital	1450 Brickell Avenue 31st Floor Miami, FL 33131	Chief Financial Officer	May 2018	July 2022
Amanda McGrady Morrison USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Vice President	January 2023	Present
	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Managing Director, Chief Legal Officer, General Counsel	September 2022	Present
	Ropes & Gray LLP	Prudential Tower 800 Boylston Street Boston, MA 02199-3600 USA	Partner	November 2009	September 2022
Andrew D. Dodge USA	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street	Vice President, Deputy General Counsel, Secretary	June 2014	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA		Boston, MA 02199-8069 USA
Heather K. Miner USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Managing Director, Chief Operating Officer	November 2022	Present
	Goldman Sachs	200 West Street New York, NY 10282 United States	Partner, Global Co-Head of Client Solutions & Capital Markets, Asset Management	March 2022	July 2022
	Goldman Sachs	200 West Street New York, NY 10282 United States	Partner, Chief Operating Officer, Asset Management	April 2021	March 2022
	Goldman Sachs	200 West Street New York, NY 10282 United States	Partner, Global Head of Investor Relations	September 2017	April 2021
Heather R. Zuzenak USA c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Advent and Advent Control Entity	c/o Advent International, L.P., Prudential Tower 800 Boylston Street Boston, MA 02199-8069 USA	Chief Compliance Officer	July 2013	Present
Patrice Etlin[4] Brazil and France c/o Advent do Brasil Consultoria e Participações Ltda., Av. Brig. Faria Lima 3400, conj 41, 04538-132 São Paulo, SP Brazil	Advent Control Entity	Advent do Brasil Consultoria e Participações Ltda., Av. Brig. Faria Lima 3400, conj 41, 04538-132 São Paulo, SP Brazil	Senior Vice President & Managing Partner	June 2015	Present
	Advent Control Entity	Advent do Brasil Consultoria e Participações Ltda., Av. Brig. Faria Lima 3400, conj 41, 04538-132 São Paulo, SP Brazil	Executive Officers Committee Member	January 2015	Present
Jan Janshen[5] Germany c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Executive Officers Committee Member	June 2017	Present
	Advent Control Entity	c/o Advent International Ltd., 160 Victoria Street, London SW1E 5LB United Kingdom	Senior Vice President & Managing Partner	April 2017	Present

[4]	The business telephone number of Patrice Etlin is +55 11 3014 6800.
[5]	The business telephone number of Jan Janshen is +44 (0)20 7333 0800.

3. Directors and Executive Officers of the Company

The names and material occupations, positions, offices or employment during the past five years of each director and executive officer of the Company is listed below. The business telephone number of each director and executive officer of the Company is (514) 313-1190.

During the last five years, neither the Company nor any of the directors or executive officers of the Company have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Philip Fayer Canada c/o 900-1100 René-Lévesque Boulevard West, Montréal, Québec H3B5K6	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	September 2017	Present
	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chair, Chief Executive Officer	September 2017	Present
	WPF	c/o 345 Victoria Avenue, Suite 510 Westmount Québec H3Z 2N1	President & Secretary	October 2017	Present
Timothy A. Dent USA c/o 254 Commonwealth Ave, Boston MA 02116	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	August 2022	Present
	DraftKings Inc.	c/o 222 Berkeley St, Boston, MA	Chief Financial and Chief Compliance Officer	January 2013	May 2022
Maren Hwei Chyun Lau USA c/o Av. Brigadeiro Faria Lima, 3732, Itaim Bibi, São Paulo - SP São Paulo 04538-132 (Brazil)	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	August 2022	Present
	Meta Brazil	c/o Rua Leopoldo Couto de Maalhaes Junior, 700 São Paulo Brazil 04542-200	Regional Vice President	February 2019	Present
David Lewin Canada c/o 3400 rue de l’Église, Suite 700, Brossard, Québec J4Z 0P3, Canada	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	September 2017	Present
	Novacap TMT	c/o 3400 rue de l’Église, Suite 700, Brossard, Québec J4Z 0P3, Canada	Senior Partner	January 2011	Present
	Novacap DI Funds	c/o 3400 rue de l’Église, Suite 700, Brossard, Québec J4Z 0P3, Canada	Senior Partner	January 2011	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Daniela Mielke USA and Germany c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	September 2020	Present
	Commerce Technology Advisors, LLC	c/o 2570 Purisima Creek Road, Half Moon Bay, CA 94019	Managing Partner	April 2016	Present
	RS2 Software Inc.	c/o 4643 S Ulster Street, Suite 1285, Denver CO 8023	Chief Executive Officer	February 2018	December 2020
Coretha Rushing USA c/o 2221 Peachtree Street NE, STE D322 Atlanta Georgia 30309	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	August 2023	Present
	The ExCo Leadership Group	c/o 1621 M Kent Street, Suit 805, Arlington, VA 22209	Managing Director and Executive Mentor	February 2020	Present
	Equifax, Inc.	c/o 1550 Peachtree St E, Atlanta, GA 30309	Chief People Officer	May 2006	January 2020
	ThredUp Inc.	c/o 114 Sansome St., 5th Floor, San Francisco, CA 94104	Director	January 2020	Present
	2U Inc.	c/o 7900 Harkins Road Lanham, MD 20706	Director	July 2016	Present
	Spencer Stuart	c/o 90 Park Ave 4th Floor, New York, NY 10016	External Board Advisor	January 2021	Present
	CR Consulting Alliance LLC	c/o 2221 Peachtree Road NE, Suite D-322, Atlanta, GA 30309	President	November 2019	Present
Pascal Tremblay Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	September 2017	Present
	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	July 2014	Present
	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (President, TMT) and Managing Partner	September 2014	Present
	Novacap TMT	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	President and Chief Executive Officer, Managing Partner	July 2017	Present
	Novacap DI Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Managing Partner	July 2022	Present
Samir Zabaneh Canada and Jordan	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	March 2022	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
c/o 85 Richmond Street West, 11th Floor, Toronto, Ontario, Canada	TouchBistro, Inc.	c/o 85 Richmond Street West, 11th Floor, Toronto, Ontario	Chief Executive Officer and Chair	April 2021	Present
	ACI Worldwide	c/o ACI Worldwide, 2811 Ponce de Leon Blvd, PH1, Coral Gables, FL 33134	Director	August 2021	Present
	Fiserv, Inc. (previously First Data Corporation)	c/o 1 Broadway, New York, NY 10004	EVP	July 2018	March 2020
David Schwartz Canada c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Financial Officer	November 2018	Present
Max Attias Israel and France c/o 121 Menachem Begin Tel Aviv, Israel	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Information Officer	May 2024	Present
	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Group Chief Technology Officer	October 2021	May 2024
	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Operating Officer	November 2019	September 2021
	SafeCharge	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Information Officer	September 2018	November 2019
Lindsay Matthews Canada c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	General Counsel and Corporate Secretary	May 2021	Present
	Gildan Activewear Inc.	c/o 600 de Maisonneuve West, 33rd floor, Montréal, Québec, H3A 3J2, Canada	Vice-President, General Counsel and Corporate Secretary	January 2010	May 2021
Neil Erlick Canada c/o 1100 Boul. René-Lévesque O #900, Montréal, QC H3B 4N4	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Corporate Development Officer	January 2021	Present
	Payment Sports & Entertainment Inc.	c/o 468 rue Dufferin Hampstead (Québec) H3X 2Y9	Founder	May 2020	December 2020
	Paysafe Group	c/o 5335 Gate Parkway Fourth Floor Jacksonville, FL 32256	EVP, Business Development	May 2015	December 2019
Yuval Ziv Israel	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	President	February 2022	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Managing Director (Digital Payments)	October 2019	February 2022
	SafeCharge	c/o Tsarigradsko Shoshe 115L Sofia, Bulgaria	Chief Operating Officer	April 2014	October 2019
	SafeCharge	c/o Tsarigradsko Shoshe 115L Sofia, Bulgaria	Chief Commercial Officer	October 2018	October 2019
Kanwarpal Singh (Vicky) Bindra USA c/o 1375 N Scottsdale Rd # 400, Scottsdale, AZ 85257	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Product & Operations Officer	November 2022	Present
	Fidelity National Information Services, Inc.	c/o 347 Riverside Avenue Jacksonville, Florida 32202	Group President, Chief Product Officer	May 2020	October 2022
	Pine Labs Private Ltd.	c/o Candor TechSpace, 4th & 5th Floor, Tower 6, Plot No. B2, Sector 62, Noida, U.P., India 201309	CEO	April 2018	March 2020
Scott Calliham USA c/o 1375 N Scottsdale Rd # 400, Scottsdale, AZ 85257	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Strategy Officer	May 2023	Present
	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	SVP, Head of M&A and Strategy	November 2018	May 2023
Caitlin Shetter USA c/o 303 Perimeter Center N #600, Atlanta, GA 30346	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief People Officer	May 2023	Present
	Paya Holdings Inc.	c/o 303 Perimeter Center N, Atlanta, GA 30346	Chief People Officer	January 2022	May 2023
	Variant Inc.	c/o 14367 Howard Rd, Dayton, Maryland, 21036, United States	Head of People	December 2021	December 2022
	Spanx Inc.	c/o 3035 Peachtree Rd. NE, Atlanta, GA 30305	Head of People	July 2017	July 2020
Gang Wang USA c/o 1375 N Scottsdale Rd # 400, Scottsdale, AZ 85257	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chief Technology Officer	May 2024	Present
	Stripe Inc.	c/o 354 Oyster Point Blvd, South San Francisco, CA 94080	Head of Payment Method	February 2020	May 2024
	Intuit	c/o 2700 Coast Ave. Mountain View, CA 94043	VP of Engineering	January 2007	February 2020

4. Directors and Executive Officers of CDPQ

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of CDPQ. The business telephone number of each director and executive officer of CDPQ is (514) 842-3261.

During the last five years, neither CDPQ nor any of the directors or executive officers of CDPQ have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Jean St-Gelais Canada c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board of Directors	October 2021	Present
	CDPQ	c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	May 2021	October 2021
	La Capitale Assurance et services financiers, La Capitale mutuelle de l’administration publique et La Capitale groupe financier	c/o 2525, boulevard Laurier, Québec (Québec) G1V 2L2	President and Chief Executive Officer	May 2016	June 2020
Jean-François Blais Canada c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	May 2020	Present
Ivana Bonnet-Zivcevic Serbia and France c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	May 2020	Present
	Credit Agricole CIB Italy	c/o Credit Agricole Corporate Investment Bank, Piazza Cavour, 2 20121 Milano, Italy	Senior Country Officer	July 2014	March 2023
Florence Brun-Jolicoeur Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	October 2023	Present
	Aviseo	c/o 451 Rue Sainte-Catherine Suite 301, Montréal, QC H3B 1B1	Senior Consultant, Strategy	March 2022	Present
	KPMG	c/o 600, boul. de Maisonneuve Ouest, Bureau 1500, Montréal, QC, H3A 3J2	Senior Consultant, Forensic Accounting	February 2021	February 2022
	KPMG	c/o 600, boul. de Maisonneuve Ouest, Bureau 1500, Montréal, QC, H3A 3J2	Consultant, Audit	January 2018	February 2022
Alain Côté Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	August 2019	Present
	Deloitte	c/o 1190 Av. des Canadiens-de-Montréal #500, Montréal, QC H3B 0M7	Partner	October 1980	May 2019
René Dufresne Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	June 2022	Present
	Retraite Québec	c/o 2600, Laurier Blvd, Suite 544 Québec (Québec) G1V 4T3	President and Chief Executive Officer	January 2022	Present
	Ministère de l’agriculture, des Pêcheries et de l’alimentation	c/o 200, chemin Sainte-Foy Québec (Québec) G1R 4X6	Deputy Minister	June 2019	December 2021
Charles Emond Canada	CDPQ	c/o 1000, place Jean-Paul-Riopelle	President, Chief Executive	February 2020	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3		11th floor Montréal, Québec H2Z 2B3	Officer and Corporate Director
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Quebec, Head of Private Equity & Strategic Planning	February 2019	Present
Olga Farman Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	June 2022	Present
	Norton Rose Fulbright LLP	c/o 2828 Bd Laurier Bureau 1500, Québec City, Québec G1V 0B9	Managing Partner, Québec Office	October 2016	Present
Nelson Gentiletti Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	June 2022	Present
	Loop Industries	c/o 480, Fernand Poitras Street Terrebonne, Québec, Canada J6Y 1Y4	Chief Operating and Chief Financial Officer	January 2019	February 2021
Lynn Jeanniot Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	December 2019	Present
Wendy Murdock Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	March 2016	Present
Audrey Murray Canada c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	May 2024	Present
	Commission de la construction du Québec	c/o 8485, av. Christophe-Colomb Montréal (Québec) H2M 0A7	President and Chief Executive Officer	October 2023	Present
	Ministère du Tourisme	c/o 900, boulevard René-Lévesque Est, bureau 400 Québec (Québec) G1R 2B5	Deputy Minister	October 2022	October 2023
	Commission des partenaires du marché du travail	c/o 800, rue du Square-Victoria, 28[e] étage Case postale 100 Montréal (Québec) H4Z 1B7	President	June 2018	June 2022
Ghislain Parent Canada c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Corporate Director	May 2024	Present
	National Bank of Canada	c/o 800 Saint-Jacques Street Montreal, H3C 1A3	Executive Vice-President, International	April 2022	September 2023
	National Bank of Canada	c/o 800 Saint-Jacques Street Montreal, H3C 1A3	Chief Financial Officer	July 2011	April 2022
Marc Tremblay Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Corporate Director	October 2023	Present
	Quebecor	c/o 612 Saint-Jacques St. Montréal, Québec	Chief Operations and Legal Officer	January 2019	March 2022
Pierre Beaulieu Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 4th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Digital Technology	February 2023	Present
	CDPQ	c/o 1000, place Jean-Paul- Riopelle 4th floor Montreal, Quebec H2Z 2B3	Vice-President, Platforms, Operations and Cybersecurity	August 2021	February 2023
	Industrielle Alliance	c/o 1080 Grande Allée O Québec (Québec) G1S1C7 Canada	Consultant	September 2020	August 2021
	PSP Investments	c/o 1250 Boul. René-Lévesque O #1400, Montréal, QC H3B 5E9	Consultant	November 2017	September 2020

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Marc-André Blanchard Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 10th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of CDPQ Global and Global Head of Sustainability	September 2020	Present
	United Nations	c/o 405 E 45th St, New York, NY 10017	Ambassador and Permanent Representative of Canada	April 2016	September 2020
Sarah-Émilie Bouchard Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Strategy, Governmental Affairs and Chief of Staff	November 2023	Present
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Chief of Staff, Office of the President and CEO	March 2020	November 2023
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Senior Director, Public Affairs	February 2018	March 2020
Marc Cormier France and Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 6th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Fixed Income	November 2009	Present
Vincent Delisle Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 7th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Liquid Markets	August 2020	Present
	Hexavest	c/o 1, Complexe Desjardins South Tour, 20th floor Montreal (Quebec) Canada H5B 1B2	Co Chief Investment Officer	May 2018	April 2020
Rana Ghorayeb Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Real Estate	March 2024	Present
	Otéral Capital	c/o 1001, Square-Victoria Street, Suite C-200 Montréal, (Québec) H2Z 2B1	Executive Vice-President and President and Chief Executive Officer	May 2019	March 2024
Ève Giard Canada 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Talent and Performance	February 2020	Present
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 5th floor Montréal, Québec H2Z 2B3	Chief of Staff, Office of the President and CEO	2017	February 2020
Emmanuel Jaclot France c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 8th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Infrastructure	June 2018	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Michel Lalande Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs, Compliance and Secretariat	January 2021	Present
	BCE Inc. and Bell Canada	c/o 1050 Côte du Beaver Hall, Montréal, QC H3B 5B4	Chief Legal Officer and Corporate Secretary	February 2020	January 2021
	BCE Inc. and Bell Canada	c/o 1050 Côte du Beaver Hall, Montréal, QC H3B 5B4	Executive Vice-President, Legal Affairs and Secretariat	September 2013	February 2020
David Latour Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Risk Officer	May 2023	Present
	CDPQ	1000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Vice-President, Capital Solutions	February 2020	February 2023
	CDPQ	1,000, place Jean-Paul-Riopelle 9th floor Montréal, Québec H2Z 2B3	Vice-President, Risk, Fixed Income	November 2016	February 2020
Martin Longchamps Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Private Equity	November 2022	Present
	PSP Investments	c/o 1250 Boul. René-Lévesque O #1400, Montréal, QC H3B 5E9	Managing Director, Head of Origination and Execution, Private Equity	January 2018	November 2022
Maarika Paul Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	June 2011	Present
Kim Thomassin Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Québec	February 2022	Present
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President and Head of Investments in Quebec and Stewardship Investing	April 2020	February 2022
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	January 2017	April 2020
Philippe Tremblay Canada c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Executive Vice-President, Depositors and Total Portfolio	January 2024	Present
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Vice-President, Risk, Equity Markets, Total Portfolio and Modelling	June 2023	January 2024
	CDPQ	c/o 1000, place Jean-Paul-Riopelle 11th floor Montréal, Québec H2Z 2B3	Vice-President, Risk, Asset Allocation, Portfolio and Modelling	July 2013	June 2023

5. Directors and Executive Officers of Novacap Management Inc.

Set forth below is the name, position, present principal occupation, business address and citizenship of the executive officers and directors of each of Novacap Management Inc. and Novacap Fund Management Inc., the ultimate control person of Novacap Management Inc. The business telephone number of each director and executive officer of Novacap Management Inc. and Novacap Management Inc. is (450) 651-5000.

During the last five years, neither Novacap Management Inc. nor Novacap Fund Management Inc., nor any of the directors or executive officers of Novacap Management Inc. or Novacap Fund Management Inc., have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Executive Officers and Directors of Novacap Management Inc.

Pascal Tremblay Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	December 2013	Present
	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (President, TMT) and Managing Partner	September 2014	Present
	Novacap TMT	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	President and Chief Executive Officer, Managing Partner	July 2017	Present
	Novacap DI Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Managing Partner	July 2022	Present

Jacques Foisy Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	December 2013	Present
	Novacap Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (President, Industries)	September 2014	Present
	Novacap Industries Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Chairman) and Managing Partner	July 2017	Present
	Novacap Industries Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Co- Managing Partner	July 2023	Present

Stéphane Blanchet Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	July 2017	Present
	Novacap Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Treasurer and CFO)	December 2013	Present

Bruno Duguay Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Secretary and Chief Legal Officer)	December 2014	Present
	Novacap Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Chief Legal Officer)	September 2016	Present

Executive Officers and Directors of Novacap Fund Management Inc.

Jacques Foisy Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	July 2014	Present
	Novacap Industries Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Chairman) and Managing Partner	July 2017	Present
	Novacap Industries Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Co-Managing Partner	July 2023	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Pascal Tremblay Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	December 2013	Present
	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (President, TMT) and Managing Partner	September 2014	Present
	Novacap TMT	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	President and Chief Executive Officer, Managing Partner	July 2017	Present
	Novacap DI Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Managing Partner	July 2022	Present

François Laflamme Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	July 2017	Present
	Novacap TMT	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Senior Partner	July 2017	Present
	Novacap DI Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Senior Partner	July 2022	Present

Marc Paiement Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	July 2017	Present
	Novacap Industries Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Senior Partner	July 2017	Present

Stéphane Blanchet Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	July 2017	Present
	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Treasurer, CFO)	September 2014	Present

Jean-François Routhier Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	January 2021	Present
	Novacap Industries Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Co- Managing Partner	July 2023	Present

Ted Mocarski USA c/o 437 Madison Avenue, Suite 2802, New York, New York, USA 10022	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Director	January 2021	Present
	Novacap TMT	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Senior Partner	July 2017	Present
	Novacap DI Funds	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Senior Partner	July 2022	Present

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Bruno Duguay Canada c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Officer (Secretary)	September 2014	Present
	Novacap Fund Management Inc.	c/o 3400 rue de l’Éclipse, Suite 700, Brossard, Québec, J4Z 0P3, Canada	Chief Legal Officer	July 2017	Present

6. Directors and Executive Officers of WPF

Set forth below is the name, position, present principal occupation, business address and citizenship of the sole executive officer and director of WPF. The business telephone number of the sole executive officer and director of WPF is (438) 803-3191.

During the last five years, neither WPF nor any of the directors or executive officers of WPF have been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name/Citizenship/Business Address	Company	Address	Position Held	From	To
Philip Fayer Canada c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	WPF	c/o 345 Victoria Avenue, Suite 510 Westmount Québec H3Z 2N1	President & Secretary	October 2017	Present
	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Director	September 2017	Present
	Nuvei	c/o 1100 René-Lévesque Boulevard West, Suite 900 Montréal, Québec H3B 4N4	Chair, Chief Executive Officer	September 2017	Present”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Item 7 is hereby amended as follows:

1.	The following paragraph under Item 7(a) is hereby deleted:

“The Purchaser Filing Parties believe the Arrangement is preferable to other transaction structures because the Arrangement (i) is the most direct and effective way to enable the Purchaser to acquire ownership and control of all of the Subordinate Voting Shares and the Multiple Voting Shares at the same time, (ii) represents an opportunity for the Shareholders (other than the Rollover Shareholders) to immediately realize the value of their investment in the Company, with price certainty at a significant and attractive premium on the Subordinate Voting Shares of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date, and (iii) also allows Philip Fayer (directly and indirectly through WPF) to maintain a significant portion and allows Novacap and CDPQ to maintain a portion, of their respective equity investment in the Company to preserve and expand upon the long-term strategy, vision and core values of Nuvei. In the course of considering the going-private transaction, the Purchaser Filing Parties did not actively consider alternative transaction structures because the Purchaser Filing Parties believed no other alternatives would enable them to achieve the same objectives.”

2.	The following paragraph under Item 7(a) is hereby added:

“The Purchaser Filing Parties believe the Arrangement is preferable to other transaction structures because the Arrangement (i) is the most direct and effective way to enable the Purchaser to acquire ownership and control of all of the Subordinate Voting Shares and the Multiple Voting Shares at the same time, (ii) represents an opportunity for the Shareholders (other than the Rollover Shareholders) to immediately realize the value of their investment in the Company, with price certainty at a significant and attractive premium on the Subordinate Voting Shares of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports regarding a potential transaction involving the Company and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date, and (iii) also allows Philip Fayer (directly and indirectly through WPF) to maintain a significant portion and allows Novacap and CDPQ to maintain a portion, of their respective equity investment in the Company to preserve and expand upon the long-term strategy, vision and core values of Nuvei. In the course of considering the going-private transaction, the Purchaser Filing Parties did not consider alternative transaction structures because the Purchaser Filing Parties believed no other alternatives would enable them to achieve the same objectives.”

3.	Item 7(a) is hereby amended and supplemented as follows:

•	The historical trading prices of the Subordinate Voting Shares, including the 52-week high trading prices of the Subordinate Voting Shares, are above the Consideration.

4.	Item 7(a) is hereby amended and supplemented as follows:

None of the Purchaser Filing Parties has made any purchases of Subordinate Voting Shares in the past two years and, as a result, the Purchaser Filing Parties did not consider purchase prices for the Subordinate Voting Shares in prior purchases. The Purchaser Filing Parties were not aware of any firm offer by any unaffiliated person in the past two years for a merger, consolidation or purchase of a substantial part of the Company’s assets or securities other than the proposals provided by Advent, Advent/Co-Investor and, in the case of the Rollover Shareholders, Bidder B.

5.	The following paragraph under Item 7(a) is hereby deleted:

“Likewise, the Purchaser Filing Parties did not consider liquidation value in determining the reasonableness and fairness of the Arrangement to the unaffiliated security holders because the Purchaser Filing Parties expect to continue to operate Nuvei’s business as a going concern.”

6.	The following paragraph under Item 7(a) is hereby added:

“Likewise, the Purchaser Filing Parties did not consider liquidation value in determining the reasonableness and fairness of the Arrangement to the unaffiliated security holders because the Purchaser Filing Parties expect to continue to operate Nuvei’s business as a viable, going concern and, as a result, did not consider liquidation value to be relevant.”

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)

1.	The following paragraph under Item 10(a)-(b) is hereby deleted:

“Concurrently with the execution of the Arrangement Agreement, the Purchaser delivered to the Company a debt commitment letter (together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, amended and restated or otherwise replaced from time to time after the date of the Arrangement Agreement in compliance with the Arrangement Agreement, the “Debt Commitment Letter,”), pursuant to which a syndicate of lenders (collectively, the “Debt Financing Sources”) have committed to provide to the Purchaser, subject to the terms and conditions therein, senior secured syndicated credit facilities in an initial aggregate principal amount of $3,150 million (the “Debt Financing”), consisting of (i) a senior secured term loan in a principal amount of up to $2,550 million (the “Term Facility”) and (ii) a senior secured loan revolving facility in an aggregate principal amount of $600 million (the “Revolving Facility,” and together with the Term Facility, the “Credit Facilities”). The Term Facility is expected to mature on the seven-year anniversary of the Effective Date. The Revolving Facility is expected to mature on the five-year anniversary of the Effective Date. The Term Facility is expected to amortize quarterly, starting with the second full fiscal quarter ending after the Effective Date, in installments equal to 0.25% of the original principal amount of the Term Facility, with the balance of the Term Facility being due and payable at maturity. The proceeds of the Term Facility shall be used exclusively to finance the Arrangement, including any related fees, premiums, expenses and other transaction costs incurred in connection with the Arrangement and the transactions relating thereto, to refinance the Existing BMO Facility and to provide cash to the Company’s balance sheet. All advances under the Revolving Facility may be used by the Purchaser (a) on the Effective Date, (i) to finance the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, (ii) for general corporate purposes, (iii) to fund the fees under the Fee Letter, or (iv) to refinance any revolving facility under the existing credit agreement and to cash collateralize any existing letter of credit or similar instruments, and (b) after the Effective Date, to finance working capital needs and other general corporate purposes and for any other purposes not prohibited by the definitive documentation evidencing the Credit Facilities.

The obligation of the Debt Financing Sources to provide the Credit Facilities is subject to customary limited conditions, specific to each of the Credit Facilities, which are set forth in the Debt Commitment Letter, including the following: the consummation of the Arrangement substantially concurrently with the Debt Financing, the completion of the minimum equity contribution, the accuracy of certain of the borrower’s representations and warranties under the Credit Facilities and certain of the Company’s representations and warranties in the Arrangement Agreement in all material respects, and the absence of a Material Adverse Effect that is continuing.

2.	The following paragraph under Item 10(a)-(b) is hereby added:

“Concurrently with the execution of the Arrangement Agreement, the Purchaser delivered to the Company a debt commitment letter (together with all exhibits, schedules, annexes and term sheets attached thereto, and as amended, modified, amended and restated or otherwise replaced from time to time after the date of the Arrangement Agreement in compliance with the Arrangement Agreement, the “Debt Commitment Letter,”), pursuant to which BMO Capital Markets Corp., Royal Bank of Canada, RBC Capital Markets, Capital One, National Association, Citizens Bank, N.A., Fifth Third Bank, National Association, Goldman Sachs Bank USA, KeyBank National Association, KeyBanc Capital Markets Inc., The Bank of Nova Scotia, UBS AG, Stamford Branch, UBS Securities LLC, Wells Fargo Bank, N.A. and Wells Fargo Bank, N.A., Canadian Branch, Wells Fargo Securities, LLC, Bank of America, N.A., BofA Securities, Inc., National Bank of Canada, National Bank of Canada Financial Inc., Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc., Jefferies Finance LLC, BNP Paribas, BNP Paribas Securities Corp., MUFG Bank, Ltd., MUFG Securities Americas Inc., Mizuho Bank, Ltd. and Banco Santander, S.A., New York Branch and/or any affiliate, subsidiary or branch of any of the foregoing (collectively, the “Debt Financing Sources”) have committed to provide to the Purchaser, subject to the terms and conditions therein, senior secured syndicated credit facilities in an initial aggregate principal amount of $3,150 million (the “Debt Financing”), consisting of (i) a senior secured term loan in a principal amount of up to $2,550 million (the “Term Facility”) and (ii) a senior secured loan revolving facility in an aggregate principal amount of $600 million (the “Revolving Facility,” and together with the Term Facility, the “Credit Facilities”). The Term Facility is expected to mature on the seven-year anniversary of the Effective Date. The Revolving Facility is expected to mature on the five-year anniversary of the Effective Date. The Term Facility is expected to amortize quarterly, starting with the second full fiscal quarter ending after the Effective Date, in installments equal to 0.25% of the original principal amount of the Term Facility, with the balance of the Term Facility being due and payable at maturity. The interest rates applicable to each of the Term Facility and the Revolving Facility will be determined as part of the syndication of the Credit Facilities, and are expected to be consistent with similar syndicated loans that price in the syndicated loan market at the time at which the Credit Facilities are marketed. The terms of the loan documentation shall otherwise be consistent with those terms customary for similar debt financings and as are set forth on the term sheet attached as an exhibit to the Debt Commitment Letter, including customary affirmative and negative covenants, representations and warranties and events of default. The proceeds of the Term Facility shall be used exclusively to finance the Arrangement, including any related fees, premiums, expenses and other transaction costs incurred in connection with the Arrangement and the transactions relating thereto, to refinance the Existing BMO Facility and to provide cash to the Company’s balance sheet. All advances under the Revolving Facility may be used by the Purchaser (a) on the Effective Date, (i) to finance the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, (ii) for general corporate purposes, (iii) to fund the fees under the Fee Letter, or (iv) to refinance any revolving facility under the existing credit agreement and to cash collateralize any existing letter of credit or similar instruments, and (b) after the Effective Date, to finance working capital needs and other general corporate purposes and for any other purposes not prohibited by the definitive documentation evidencing the Credit Facilities.

The obligation of the Debt Financing Sources to provide the Credit Facilities is subject to customary limited conditions, specific to each of the Credit Facilities, which are set forth in the Debt Commitment Letter, including the following: the consummation of the Arrangement substantially concurrently with the Debt Financing, the completion of the minimum equity contribution, the accuracy of certain of the borrower’s representations and warranties under the Credit Facilities and certain of the Company’s representations and warranties in the Arrangement Agreement in all material respects, the absence of a Material Adverse Effect that is continuing and the preparation and execution of customary loan documentation.”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Item 11(a) is hereby amended and supplemented as follows:

As of May 14, 2024, the date of the Initial Schedule 13E-3, none of the Purchaser Filing Parties, the Company or any of the directors or executive officers of the Company or the Purchaser Filing Parties set forth in Appendix H to the Circular owned any subject securities, except for the subject securities owned by the Rollover Shareholders as specified under the heading “Information Concerning the Meeting and Voting –Principal Shareholders” in the Circular and for the subject securities owned by directors and executive officers of the Company as specified under the heading “Information Concerning Nuvei –Ownership of Securities” in the Circular.

ITEM 15. ADDITIONAL INFORMATION.

(c) Item 15(c) is hereby amended as follows:

1.	The following paragraph under Item 15(c) is hereby deleted:

“The information contained in this Circular concerning the Purchaser, Philip Fayer, Novacap, CDPQ and their respective associates and affiliates, including such information under the heading “Special Factors –Background to the Arrangement,” has been provided by the Purchaser, Philip Fayer, Novacap and CDPQ, respectively, for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser, Philip Fayer, Novacap or CDPQ is untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser, Philip Fayer, Novacap or CDPQ to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.”

2.	The following paragraph under Item 15(c) is hereby added:

“The information contained in this Circular concerning the Purchaser, Philip Fayer, Novacap, CDPQ and their respective associates and affiliates, including such information under the heading “Special Factors –Background to the Arrangement,” has been provided by the Purchaser, Philip Fayer, Novacap and CDPQ, respectively, for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser, Philip Fayer, Novacap or

CDPQ is untrue or incomplete, the Company assumes no responsibility for any failure by the Purchaser, Philip Fayer, Novacap or CDPQ to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.”

3.	The following paragraph under Item 15(c) is hereby deleted:

“All information regarding the Purchaser and the other Purchaser Filing Parties contained in this Circular, including any such information under the heading “Special Factors – Background to the Arrangement,” has been provided by the relevant Purchaser Filing Party, unless otherwise indicated. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser Filing Parties is untrue or incomplete, the Company assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by the Purchaser Filing Parties to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. Any inaccuracy or material omission in the information provided by the Purchaser Filing Parties for inclusion in this Circular could result in unanticipated liabilities or expenses, increase the cost of the Arrangement or adversely affect the current and future operations, financial condition and prospects of the Company.”

4.	The following paragraph under Item 15(c) is hereby added:

“All information regarding the Purchaser and the other Purchaser Filing Parties contained in this Circular, including any such information under the heading “Special Factors – Background to the Arrangement,” has been provided by the relevant Purchaser Filing Party, unless otherwise indicated. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by the Purchaser Filing Parties is untrue or incomplete, the Company assumes no responsibility for any failure by the Purchaser Filing Parties to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company. Any inaccuracy or material omission in the information provided by the Purchaser Filing Parties for inclusion in this Circular could result in unanticipated liabilities or expenses, increase the cost of the Arrangement or adversely affect the current and future operations, financial condition and prospects of the Company.”

ITEM 16. EXHIBITS.

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Nuvei Corporation, dated May 13, 2024.

(a)(2)(ii)*	Form of Proxy for the holders of multiple voting shares.

(a)(2)(iii)*	Form of Proxy for the holders of subordinate voting shares.

(a)(2)(iv)*	Letter of Transmittal.

(a)(2)(v)*	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).

(a)(2)(vi)*	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).

(a)(2)(vii)*	Press Release, dated April 1, 2024 (incorporated by reference to Exhibit 99.1 to Nuvei’s report on Form 6-K submitted to the SEC on April 1, 2024).

(b)(i)*	Equity Commitment Letter, dated April 1, 2024, by and among Neon Maple Purchaser Inc. and the funds party thereto.

(b)(ii)	Amended and Restated Commitment Letter, dated April 19, 2024, by and among Neon Maple Purchaser Inc. and the lenders party thereto.

(c)(i)*	Formal Valuation and Fairness Opinion of TD Securities Inc., dated April 1, 2024 (incorporated by reference to Appendix C of the Circular).

(c)(ii)*	Fairness Opinion of Barclays Capital Inc., dated April 1, 2024 (incorporated by reference to Appendix D of the Circular).

(c)(iii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on January 16, 2024.

(c)(iv)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on February 8, 2024.

(c)(v)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on February 27, 2024.

(c)(vi)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on March 31, 2024.

(c)(vii)*	Discussion Materials Provided by Barclays Capital Inc. to the Board of Directors on April 1, 2024.

(c)(viii)	Discussion Materials Provided by Barclays Capital Inc. to the Board of Directors on December 18, 2023.

Exhibit No.	Description

(d)(1)*	Arrangement Agreement, dated April 1, 2024, between Neon Maple Purchaser Inc. and Nuvei Corporation (incorporated by reference to Exhibit 99.1 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(d)(2)*	Plan of Arrangement under the Canada Business Corporations Act (incorporated herein by reference to Appendix B of the Circular).

(d)(3)*	Limited Guarantee, dated as of April 1, 2024, executed by the funds party thereto in favor of the Company.

(e)(i)*	Support and Voting Agreement, dated April 1, 2024, among Philip Fayer, Whiskey Papa Fox Inc. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.2 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ii)*	Support and Voting Agreement, dated April 1, 2024, among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P. and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.3 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(iii)*	English translation of Support and Voting Agreement, dated April 1, 2024, between Caisse de dépôt et placement du Québec and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.4 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(iv)*	Support and Voting Agreement, dated April 1, 2024, between Coretha Rushing and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.5 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(v)*	Support and Voting Agreement, dated April 1, 2024, between Daniela Mielke and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.6 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(vi)*	Support and Voting Agreement, dated April 1, 2024, between David Lewin and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.7 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(vii)*	Support and Voting Agreement, dated April 1, 2024, between David Schwartz and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.8 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(viii)*	Support and Voting Agreement, dated April 1, 2024, between Lindsay Matthews and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.9 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ix)*	Support and Voting Agreement, dated April 1, 2024, between Maren Lau and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.10 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(x)*	Support and Voting Agreement, dated April 1, 2024, between Pascal Tremblay and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.11 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xi)*	Support and Voting Agreement, dated April 1, 2024, between Samir Zabaneh and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.12 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xii)*	Support and Voting Agreement, dated April 1, 2024, between Scott Calliham and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.13 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(xiii)*	Support and Voting Agreement, dated April 1, 2024, between Timothy A. Dent and Neon Maple Purchaser Inc. (incorporated by reference to Exhibit 99.14 to Nuvei Corporation’s report on Form 6-K submitted to the SEC on April 2, 2024).

(e)(ix)*	Share Transfer Agreement, dated April 1, 2024, among Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., Novacap TMT VI, L.P., Novacap International TMT VI, L.P., Novacap International VI-A, L.P., NVC TMT VI, L.P., NVC TMT VI-A, L.P., NVC TMT VI (S.P.), L.P., NVC TMT VI-A (S.P.), L.P., NVC International TMT VI, L.P., Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.7 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(e)(x)*	English translation of Share Transfer Agreement, dated April 1, 2024, between Caisse de dépôt et placement du Québec, Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.8 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(e)(ix)*	Share Transfer and Incentive Award Exchange Agreement, dated April 1, 2024, among Philip Fayer, Whiskey Papa Fox Inc., Neon Maple Purchaser Inc. and Neon Maple Parent Inc. (incorporated by reference to Exhibit 99.9 to Nuvei Corporation’s report on Schedule 13D submitted to the SEC on April 8, 2024).

(f)(i)*	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)*	Section 190 of the Canada Business Corporations Act (incorporated herein by reference to Appendix G of the Circular).

107*	Filing Fee Table.

*	Previously filed.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Nuvei Corporation

Date: June 4, 2024	By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel

Advent International, L.P. By: Advent International GP, LLC, General Partner

Date: June 4, 2024	By:	/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance—Fund Administration

Neon Maple Purchaser Inc.

Date: June 4, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Holdings Inc.

Date: June 4, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Midco Inc.

Date: June 4, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Neon Maple Parent Inc.

Date: June 4, 2024	By:	/s/ Ben Scotto
Name: Ben Scotto
Title: President

Advent International GPE X Limited Partnership

By: GPE X GP Limited Partnership, General Partner

By: Advent International GPE X, LLC, General Partner

By: Advent International, L.P., Manager

By: Advent International GP, LLC, General Manager

Date: June 4, 2024	By:	/s/ Neil Crawford
Name: Neil Crawford
Title: Vice President of Finance—Fund Administration

AI Maple Holdings, L.P. By: AI Maple Holdings GP Limited, General Partner

Date: June 4, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

AI Maple Aggregator, L.P. By: AI Maple Holdings GP Limited, General Partner

Date: June 4, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

AI Maple Holdings GP Limited

Date: June 4, 2024	By:	/s/ Bo Huang
Name: Bo Huang
Title: Director

Caisse de dépôt et placement du Québec

Date: June 4, 2024	By:	/s/ Jacques Marchand
Name: Jacques Marchand
Title: Vice President, Private Large Capitalizations – Quebec

Date: June 4, 2024	By:	/s/ Catherine Beauchemin
Name: Catherine Beauchemin
Title: Senior Director, Private Equity, Quebec

Novacap Management Inc.

Date: June 4, 2024	By:	/s/ Pascal Tremblay
Name: Pascal Tremblay
Title: President and CEO, Managing Partner

Philip Fayer

Date: June 4, 2024	By:	/s/ Philip Fayer

Whiskey Papa Fox Inc.

Date: June 4, 2024	By:	/s/ Philip Fayer
Name: Philip Fayer
Title: President & Secretary